Exhibit 99.2

NEWS RELEASE

December 15, 2009 - NOT FOR RELEASE OVER US NEWSWIRE SERVICES OR DISSEMINATION IN THE US

ARC ENERGY TRUST ANNOUNCES INCREASE IN SIZE OF BOUGHT DEAL FINANCING TO $252 MILLION

CALGARY, December 15, 2009 (AET.UN and ARX - TSX)   ARC Energy Trust ( the “Trust” or “ARC”) announced today that, in response to strong investor demand, it has entered into an agreement to increase the size of its previously announced offering (the “Offering”).  The Trust will now issue 13 million trust units (“Trust Units”) on a bought deal basis for gross proceeds of approximately $252 million under the same terms and conditions as the initial offering. The underwriting syndicate is led by RBC Capital Markets and includes CIBC, BMO Capital Markets, Scotia Capital Inc., TD Securities Inc., FirstEnergy Capital Corp, National Bank Financial Inc., Peters & Co. Limited, Canaccord Capital Corporation, Macquarie Capital Markets Canada Ltd., Raymond James Ltd., Thomas Weisel Partners Canada Inc., UBS Securities Canada Inc.

The net proceeds of the Offering will be used to fund the previously announced acquisition of oil and gas assets in the Ante Creek area of northern Alberta and for general corporate purposes. The offering is subject to normal regulatory approvals and is expected to close on or about January 5, 2010. The Trust Units will be issued by way of a short-form prospectus to be filed in each of the provinces of Canada.

This news release is not for dissemination in the United States or to any United States new services. The Trust Units of ARC have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.5 billion.  The Trust currently produces approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada.    ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

For further information contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600       Fax:  (403) 509-6417       Toll Free 1-888-272-4900

ARC Resources Ltd.

2100, 440 – 2nd Avenue S.W., Calgary, AB  T2P 5E9

www.arcenergytrust.com